UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 7, 2022

Zymeworks Inc.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-38068	98-1398788
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 800, 114 East 4th Avenue, Vancouver, British Columbia, Canada	V5T 1G4
(Address of principal executive offices)	(Zip Code)

(604) 678-1388

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value per share	ZYME	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

ITEM 5.07	Submission of Matters to a Vote of Security Holders.

On October 7, 2022, Zymeworks Inc. (the “Company”) held a special meeting of securityholders (the “Special Meeting”). At the Special Meeting, the Company’s securityholders considered and voted upon a resolution (the “Redomicile Resolution”) to approve a series of transactions, including a corporate redomicile, which includes a plan of arrangement under the British Columbia Business Corporations Act (the “BCBCA”) that provides for, among other things, (a) the issuance to the holders of common shares of the Company (the “Zymeworks Common Shares” and the holders thereof, the “Zymeworks Shareholders”) of either (i) shares of Zymeworks Delaware Inc., a Delaware corporation, (“Parent”) common stock, par value $0.00001 per share (the “Delaware Common Stock”) on a one-for-one basis, or (ii) at their election and subject to applicable eligibility criteria, exchangeable shares (the “Exchangeable Shares” and recipients thereof, the “Exchangeable Shareholders”) in the capital of Zymeworks ExchangeCo Ltd., a company existing under the laws of the Province of British Columbia and a direct wholly-owned subsidiary of Callco (“ExchangeCo”), on a one-for-one basis, or a mix of Exchangeable Shares and Delaware Common Stock (in such aggregate number that is equal to the number of Zymeworks Common Shares exchanged for them), but subject to a cap on the aggregate number of Exchangeable Shares that is equal to 18% of (1) the number of Zymeworks Common Shares issued and outstanding, less (2) the number of Zymeworks Common Shares held by any Zymeworks Shareholders who exercise their dissent rights under the BCBCA; (b) the entry by Parent, Zymeworks CallCo ULC, an unlimited liability company existing under the laws of the Province of British Columbia and a direct, wholly-owned subsidiary of Parent (“Callco”) and ExchangeCo into the Exchangeable Share Support Agreement; and (c) the entry by Parent, ExchangeCo, Callco and Computershare Trust Company of Canada, a trust company existing under the laws of Canada into the Voting and Exchange Trust Agreement for the benefit of the Exchangeable Shareholders.

A total of 30,955,015 Zymeworks Common Shares were present in person or by proxy, representing approximately 50.17% of the Zymeworks Common Shares issued and outstanding and entitled to vote at the Special Meeting as of the record date of August 24, 2022.

A total of 36,496,322 Zymeworks Common Shares, warrants and incentive awards were present in person or by proxy, representing approximately 48.79% of Zymeworks Common Shares, warrants and incentive awards issued and outstanding and entitled to vote at the Special Meeting as of the record date of August 24, 2022.

The Redomicile Resolution received the following votes and was approved:

	# Votes For	% Votes For	# Votes Against	% Votes Against	# Votes Abstain	% Votes Abstain
Zymeworks shareholders, warrantholders and incentive award holders, voting together as a single class	34,612,420	94.84%	1,830,919	5.02%	52,983	0.15%
Zymeworks shareholders, voting separately	29,073,873	93.92%	1,828,159	5.91%	52,983	0.17%

A report outlining the voting results described above is filed as Exhibit 99.1 hereto.

ITEM 7.01	Regulation FD Disclosure.

On October 7, 2022, Zymeworks Inc. issued a press release announcing the results of the Special Meeting. A copy of this press release is attached as Exhibit 99.2 to this Current Report on Form 8-K.

The information provided under this Item (including Exhibit 99.2, attached hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed redomicile (the “Redomicile”), Zymeworks has caused Parent, to file a registration statement on Form S-4, which includes Parent’ prospectus as well as Zymeworks’ proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and the appropriate Canadian securities regulatory authorities. Zymeworks has mailed the Proxy

2

Statement/Prospectus to its shareholders and holders of its warrants and outstanding equity awards in connection with the proposed Redomicile. INVESTORS AND SECURITYHOLDERS OF ZYMEWORKS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ZYMEWORKS, PARENT, THE REDOMICILE, AND RELATED MATTERS. Investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Zymeworks or Parent through the website maintained by the SEC at www.sec.gov (“EDGAR”). Investors and securityholders are also able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with Canadian securities regulatory authorities by Zymeworks, through the website maintained by the Canadian Securities Administrators on SEDAR. In addition, investors and securityholders are able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Zymeworks’ website at www.zymeworks.com or by contacting Zymeworks’ corporate secretary.

Participants in the Solicitation

Zymeworks and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed Redomicile. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Zymeworks in connection with the proposed Redomicile, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Zymeworks’ directors and executive officers is also included in Zymeworks’ Amendment No. 1 to the Annual Report on Form 10-K/A, which was filed with the SEC and Canadian securities regulatory authorities on May 2, 2022. This document is available free of charge as described above.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” or information within the meaning of applicable securities legislation, including Section 27A of the Securities Act, and Section 21E of the Exchange Act. Forward-looking statements in this communication include, but are not limited to, statements that relate to expected benefits of the Redomicile; opportunities to enhance long-term value for securityholders as a U.S. corporation; opportunities to expand the institutional investor base; ability to commercialize its products in the United States; and other information that is not historical information. When used herein, words such as “intention”, “subject to”, believes”, “propose”, “will”, “future”, “may”, “anticipates”, “pending”, “plans”, “potential”, “expect” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation: the impact of the COVID-19 pandemic on Zymeworks’ business, research and clinical development plans and timelines and results of operations, including impact on its clinical trial sites, collaborators, and contractors who act for or on Zymeworks’ behalf, may be more severe and more prolonged than currently anticipated; the ability to receive, in a timely manner and on satisfactory terms, the required securityholder, stock exchange and court approvals; the anticipated last day of trading Zymeworks common shares on the New York Stock Exchange and the anticipated trading of Delaware Common Stock following the completion of the Redomicile; and assumptions in corporate guidance. Risks and uncertainties include, but are not limited to: the anticipated benefits of the Redomicile may not be achieved; the receipt of securityholder, stock exchange and court approvals and satisfaction of other conditions in connection with the Redomicile may not be obtained; the anticipated tax consequences and impact of the Redomicile to Zymeworks securityholders, Zymeworks and Parent may not materialize; risks relating to Parent following the Redomicile, including triggering provisions in certain agreements that require consent or may result in termination; publicity resulting from the Redomicile and impacts to the company’s business and share price; risks that the description of the transactions in external communications may not properly reflect the underlying legal and tax principles of the Redomicile; the benefits of being a U.S. corporation on efforts to commercialize zanidatamab may not be realized; changes in or interpretation of laws or regulations may prevent the realization of anticipated benefits from the Redomicile; risks associated with existing or potential lawsuits and regulatory actions; the impact of disputes arising with partners; and other risks and uncertainties as described in Zymeworks’ Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q and as described from time to time in Zymeworks’ other periodic filings as filed on SEDAR and EDGAR.

Although Zymeworks believes that such forward-looking statements are reasonable, there can be no assurance they will prove to be correct. Investors should not place undue reliance on forward-looking statements. The above assumptions, risks and uncertainties are not exhaustive. Forward-looking statements are made as of the date hereof and, except as may be required by law, Zymeworks undertakes no obligation to update, republish, or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events.

3

ITEM 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Report of Voting Results.

99.2	Press Release dated October 7, 2022.

104	Cover Page Interactive Data File (embedded as Inline XBRL document).

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZYMEWORKS INC.
(Registrant)

Date: October 7, 2022	By:	/s/ Neil A. Klompas
	Name:	Neil A. Klompas
	Title:	President and Chief Operating Officer

5

Exhibit 99.1

ZYMEWORKS INC.

(the “Company”)

Special Meeting of Securityholders

October 7, 2022

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

On October 7, 2022, the Company held a special meeting (the “Special Meeting”) of holders of: (i) common shares of the Company (each, a “Common Share” and the holders thereof, the “Zymeworks Shareholders”), (ii) pre-funded warrants to purchase Common Shares (the “Warrants”, and the holders thereof, the “Warrantholders”), (iii) and equity incentive awards (each, an “Incentive Award” and the holders thereof, the “Incentive Awardholders”) (the Zymeworks Shareholders, Warrantholders and Incentive Awardholders are collectively referred to herein as the “Securityholders”). At the Special Meeting, the Securityholders considered and voted upon a proposal to approve a series of transactions (the “Redomicile Transactions”) pursuant to which Zymeworks Delaware Inc., a Delaware corporation, would become the ultimate parent company of the Company pursuant to a statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia).

Securities Represented at the Special Meeting

Common Shares represented at the Special Meeting:	30,955,015
Total issued and outstanding Common Shares as at record date:	61,694,387
Percentage of issued and outstanding Common Shares represented:	50.17%

Warrants represented at the Special Meeting:	0
Total issued and outstanding Warrants as at record date:	4,794,224
Percentage of issued and outstanding Warrants represented:	0%

Incentive Awards represented at the Special Meeting:	5,541,307
Total issued and outstanding Incentive Awards as at record date:	8,131,042
Percentage of issued and outstanding Incentive Awards represented:	68.15%

Business of the Meeting

The resolution to approve the Redomicile Transactions received the following votes:

	Votes For	% Votes For	Votes Against	% Votes Against	Votes Abstain	% Votes Abstain
Zymeworks Shareholders, Warrantholders and Incentive Awardholders, voting together as a single class	34,612,420	94.84%	1,830,919	5.02%	52,983	0.14%

Zymeworks Shareholders, voting separately	29,073,873	93.92%	1,828,159	5.91%	52,983	0.17%

The final scrutineer’s report is attached to this report as Exhibit A.

No other business was voted upon at the Special Meeting.

Dated: October 7, 2022

Exhibit A

Final Scrutineer’s Report

ZYMEWORKS INC

SPECIAL MEETING OF SECURITYHOLDERS

HELD ON OCTOBER 7, 2022

PREPARED BY

COMPUTERSHARE INVESTOR SERVICES INC.

VANCOUVER

ZYMEWORKS INC

SPECIAL MEETING OF SECURITYHOLDERS

HELD ON OCTOBER 7, 2022

FINAL SCRUTINEER’S REPORT

COMBINED SECURITIES

0	SECURITYHOLDER IN PERSON, REPRESENTING	0	SECURITIES

240	SECURITYHOLDERS BY PROXY, REPRESENTING	36,496,322	SECURITIES

240	TOTAL SECURITYHOLDERS, HOLDING	36,496,322	SECURITIES

	TOTAL SECURITIES ISSUED AND OUTSTANDING AS AT RECORD DATE:	74,619,653

	PERCENTAGE OF OUTSTANDING SECURITIES REPRESENTED AT THE MEETING:	48.91%

/s/ ALEXA KWAN
ALEXA KWAN
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders and, if Computershare has mailed voting instruction forms (VIFs) directly to non-objecting beneficial owners (NOBOs) on behalf of the issuer, VIFs returned directly to us by NOBOs, combined with cumulative reports of beneficial holder voting compiled and submitted by one or more third parties. As such, Computershare is only responsible for, and warrants the accuracy of our own tabulation of proxies and VIFs. Computershare is not responsible for and does not warrant the accuracy of the cumulative reports of beneficial holder voting submitted by any third party.

If Computershare has mailed voting instruction forms directly to NOBOs on behalf of the issuer, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. Although Computershare reconciles these records to the Form 54-101F4 Omnibus Proxy delivered to us as required under National Instrument 54-101, in some cases insufficient securities may be held within intermediary positions at The Canadian Depository for Securities, Limited as at record date to support all securities represented. In these cases, if the situation cannot be rectified, over voting rules are applied as directed by the Chair.

Upon receipt of any cumulative reports of beneficial holder voting compiled and submitted by one or more third parties, Computershare reviews the total votes received for each intermediary and reconciles the number to the position available to the intermediary on any omnibus proxy or supplemental omnibus proxy received. In the event the intermediary’s position is insufficient to allow for the tabulation of the entire vote, Computershare may, but shall not be required to, take steps to rectify the situation. In the event the situation is not rectified, over voting rules are applied as directed by the Chair.

Acting on the direction of the Chair of the meeting, Computershare may have included in our reports, the details of beneficial holders attending in person, whose ownership or previous voting status we cannot confirm or verify but whose identity may be supported by documentation, such as a VIF issued by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the direction from the Chair, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

ZYMEWORKS INC

SPECIAL MEETING OF SECURITYHOLDERS

HELD ON OCTOBER 7, 2022

FINAL SCRUTINEER’S REPORT

COMMON SHARES

0	SHAREHOLDER IN PERSON, REPRESENTING	0	SHARES

136	SHAREHOLDERS BY PROXY, REPRESENTING	30,955,015	SHARES

136	TOTAL SHAREHOLDERS, HOLDING	30,955,015	SHARES

	TOTAL SHARES ISSUED AND OUTSTANDING AS AT RECORD DATE:	61,694,387

	PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING:	50.17%

/s/ ALEXA KWAN
ALEXA KWAN
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders and, if Computershare has mailed voting instruction forms (VIFs) directly to non-objecting beneficial owners (NOBOs) on behalf of the issuer, VIFs returned directly to us by NOBOs, combined with cumulative reports of beneficial holder voting compiled and submitted by one or more third parties. As such, Computershare is only responsible for, and warrants the accuracy of our own tabulation of proxies and VIFs. Computershare is not responsible for and does not warrant the accuracy of the cumulative reports of beneficial holder voting submitted by any third party.

If Computershare has mailed voting instruction forms directly to NOBOs on behalf of the issuer, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. Although Computershare reconciles these records to the Form 54-101F4 Omnibus Proxy delivered to us as required under National Instrument 54-101, in some cases insufficient securities may be held within intermediary positions at The Canadian Depository for Securities, Limited as at record date to support all securities represented. In these cases, if the situation cannot be rectified, over voting rules are applied as directed by the Chair.

Upon receipt of any cumulative reports of beneficial holder voting compiled and submitted by one or more third parties, Computershare reviews the total votes received for each intermediary and reconciles the number to the position available to the intermediary on any omnibus proxy or supplemental omnibus proxy received. In the event the intermediary’s position is insufficient to allow for the tabulation of the entire vote, Computershare may, but shall not be required to, take steps to rectify the situation. In the event the situation is not rectified, over voting rules are applied as directed by the Chair.

Acting on the direction of the Chair of the meeting, Computershare may have included in our reports, the details of beneficial holders attending in person, whose ownership or previous voting status we cannot confirm or verify but whose identity may be supported by documentation, such as a VIF issued by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the direction from the Chair, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

ZYMEWORKS INC

SPECIAL MEETING OF SECURITYHOLDERS

HELD ON OCTOBER 7, 2022

FINAL SCRUTINEER’S REPORT

INCENTIVE AWARDS

0	INCENTIVE AWARDHOLDER IN PERSON, REPRESENTING	0	INCENTIVE AWARDS

104	INCENTIVE AWARDHOLDERS BY PROXY, REPRESENTING	5,541,307	INCENTIVE AWARDS

104	TOTAL INCENTIVE AWARDHOLDERS, HOLDING	5,541,307	INCENTIVE AWARDS

	TOTAL INCENTIVE AWARDS ISSUED AND OUTSTANDING AS AT RECORD DATE:	8,131,042

	PERCENTAGE OF OUTSTANDING INCENTIVE AWARDS REPRESENTED AT THE MEETING:	68.15%

/s/ ALEXA KWAN
ALEXA KWAN
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders and, if Computershare has mailed voting instruction forms (VIFs) directly to non-objecting beneficial owners (NOBOs) on behalf of the issuer, VIFs returned directly to us by NOBOs, combined with cumulative reports of beneficial holder voting compiled and submitted by one or more third parties. As such, Computershare is only responsible for, and warrants the accuracy of our own tabulation of proxies and VIFs. Computershare is not responsible for and does not warrant the accuracy of the cumulative reports of beneficial holder voting submitted by any third party.

If Computershare has mailed voting instruction forms directly to NOBOs on behalf of the issuer, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. Although Computershare reconciles these records to the Form 54-101F4 Omnibus Proxy delivered to us as required under National Instrument 54-101, in some cases insufficient securities may be held within intermediary positions at The Canadian Depository for Securities, Limited as at record date to support all securities represented. In these cases, if the situation cannot be rectified, over voting rules are applied as directed by the Chair.

Upon receipt of any cumulative reports of beneficial holder voting compiled and submitted by one or more third parties, Computershare reviews the total votes received for each intermediary and reconciles the number to the position available to the intermediary on any omnibus proxy or supplemental omnibus proxy received. In the event the intermediary’s position is insufficient to allow for the tabulation of the entire vote, Computershare may, but shall not be required to, take steps to rectify the situation. In the event the situation is not rectified, over voting rules are applied as directed by the Chair.

Acting on the direction of the Chair of the meeting, Computershare may have included in our reports, the details of beneficial holders attending in person, whose ownership or previous voting status we cannot confirm or verify but whose identity may be supported by documentation, such as a VIF issued by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the direction from the Chair, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

ZYMEWORKS INC

SPECIAL MEETING OF SECURITYHOLDERS

HELD ON OCTOBER 7, 2022

FINAL SCRUTINEER’S REPORT

WARRANTS

0	WARRANTHOLDER IN PERSON, REPRESENTING	0	WARRANTS

0	WARRANTHOLDER BY PROXY, REPRESENTING	0	WARRANTS

0	TOTAL WARRANTHOLDER, HOLDING	0	WARRANTS

	TOTAL WARRANTS ISSUED AND OUTSTANDING AS AT RECORD DATE:	4,794,224

	PERCENTAGE OF OUTSTANDING WARRANTS REPRESENTED AT THE MEETING:	0.00%

/s/ ALEXA KWAN
ALEXA KWAN
SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders and, if Computershare has mailed voting instruction forms (VIFs) directly to non-objecting beneficial owners (NOBOs) on behalf of the issuer, VIFs returned directly to us by NOBOs, combined with cumulative reports of beneficial holder voting compiled and submitted by one or more third parties. As such, Computershare is only responsible for, and warrants the accuracy of our own tabulation of proxies and VIFs. Computershare is not responsible for and does not warrant the accuracy of the cumulative reports of beneficial holder voting submitted by any third party.

If Computershare has mailed voting instruction forms directly to NOBOs on behalf of the issuer, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. Although Computershare reconciles these records to the Form 54-101F4 Omnibus Proxy delivered to us as required under National Instrument 54-101, in some cases insufficient securities may be held within intermediary positions at The Canadian Depository for Securities, Limited as at record date to support all securities represented. In these cases, if the situation cannot be rectified, over voting rules are applied as directed by the Chair.

Upon receipt of any cumulative reports of beneficial holder voting compiled and submitted by one or more third parties, Computershare reviews the total votes received for each intermediary and reconciles the number to the position available to the intermediary on any omnibus proxy or supplemental omnibus proxy received. In the event the intermediary’s position is insufficient to allow for the tabulation of the entire vote, Computershare may, but shall not be required to, take steps to rectify the situation. In the event the situation is not rectified, over voting rules are applied as directed by the Chair.

Acting on the direction of the Chair of the meeting, Computershare may have included in our reports, the details of beneficial holders attending in person, whose ownership or previous voting status we cannot confirm or verify but whose identity may be supported by documentation, such as a VIF issued by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the direction from the Chair, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

ZYMEWORKS INC

SPECIAL MEETING OF SECURITYHOLDERS

HELD ON OCTOBER 7, 2022

REPORT ON PROXIES

COMBINED SECURITIES

MOTIONS	NUMBER OF SECURITIES					PERCENTAGE OF VOTES CAST
	FOR	AGAINST	WITHHELD/ ABSTAIN	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD/ ABSTAIN
Redomicile Resolution	34,612,420	1,830,919	52,983	0	0	94.84%	5.02%	0.14%

TOTAL SECURITYHOLDERS VOTED BY PROXY:	240
TOTAL SECURITIES ISSUED & OUTSTANDING:	74,619,653
TOTAL SECURITIES VOTED:	36,496,322
TOTAL % OF SECURITIES VOTED:	48.91%

/s/ ALEXA KWAN
ALEXA KWAN
SCRUTINEER

ZYMEWORKS INC

SPECIAL MEETING OF SECURITYHOLDERS

HELD ON OCTOBER 7, 2022

REPORT ON PROXIES

COMMON SHARES

	NUMBER OF SHARES					PERCENTAGE OF VOTES CAST
MOTIONS	FOR	AGAINST	WITHHELD/ ABSTAIN	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD/ ABSTAIN
Redomicile Resolution	29,073,873	1,828,159	52,983	0	0	93.92%	5.91%	0.17%

TOTAL SHAREHOLDERS VOTED BY PROXY:	136
TOTAL SHARES ISSUED & OUTSTANDING:	61,694,387
TOTAL SHARES VOTED:	30,955,015
TOTAL % OF SHARES VOTED:	50.17%

/s/ ALEXA KWAN
ALEXA KWAN
SCRUTINEER

ZYMEWORKS INC

SPECIAL MEETING OF SECURITYHOLDERS

HELD ON OCTOBER 7, 2022

REPORT ON PROXIES

INCENTIVE AWARDS

	NUMBER OF SECURITIES					PERCENTAGE OF VOTES CAST
MOTIONS	FOR	AGAINST	WITHHELD/ ABSTAIN	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD/ ABSTAIN
Redomicile Resolution	5,538,547	2,760	0	0	0	99.95%	0.05%	0.00%

TOTAL SECURITYHOLDERS VOTED BY PROXY:	104
TOTAL SECURITIES ISSUED & OUTSTANDING:	8,131,042
TOTAL SECURITIES VOTED:	5,541,307
TOTAL % OF SECURITIES VOTED:	68.15%

/s/ ALEXA KWAN
ALEXA KWAN
SCRUTINEER

ZYMEWORKS INC

SPECIAL MEETING OF SECURITYHOLDERS

HELD ON OCTOBER 7, 2022

REPORT ON PROXIES

WARRANTS

	NUMBER OF WARRANTS					PERCENTAGE OF VOTES CAST
MOTIONS	FOR	AGAINST	WITHHELD/ ABSTAIN	SPOILED	NON VOTE	FOR	AGAINST	WITHHELD/ ABSTAIN
Redomicile Resolution	0	0	0	0	0	0.00%	0.00%	0.00%

TOTAL WARRANTHOLDERS VOTED BY PROXY:	0
TOTAL WARRANTS ISSUED & OUTSTANDING:	4,794,224
TOTAL WARRANTS VOTED:	0
TOTAL % OF WARRANTS VOTED:	0.00%

/s/ ALEXA KWAN
ALEXA KWAN
SCRUTINEER

ZYMEWORKS INC.

SPECIAL MEETING

HELD ON OCTOBER 7, 2022

FINAL REPORT ON BALLOT (COMBINED SECURITIES)

MOTION

Redomicile Resolution

I, the undersigned scrutineer, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

	Shares	Percentage
FOR THE MOTION:	34,612,420	94.84%

AGAINST THE MOTION:	1,830,919	5.02%

ABSTAIN THE MOTION:	52,983	0.14%

TOTAL:	36,496,322	100.00%

/s/ Alexa Kwan
Alexa Kwan

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. As Computershare has no direct access to intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

ZYMEWORKS INC

SPECIAL MEETING

HELD ON OCTOBER 7, 2022

FINAL REPORT ON BALLOT (COMMON SHARES)

MOTION

Redomicile Resolution

I, the undersigned scrutineer, hereby report that the result of the vote by ballot with respect to the above matter is as follows:

	Shares	Percentage
FOR THE MOTION:	29,073,873	93.92%

AGAINST THE MOTION:	1,828,159	5.91%

ABSTAIN THE MOTION:	52,983	0.17%

TOTAL:	30,955,015	100.00%

/s/ Alexa Kwan
Alexa Kwan

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered shareholders (and voting instruction forms returned directly to us by non-objecting beneficial holders, if applicable) combined with unaudited reports of beneficial holder voting supplied by one or more third parties. As such we are only responsible for and warrant the accuracy of our own tabulation. Computershare is not responsible for and does not warrant the accuracy of the unaudited reports of beneficial holders supplied by third parties.

If Computershare has mailed voting instruction forms directly to non-objecting beneficial holders on behalf of issuers, these have been distributed on the basis of electronic flies received by Computershare from intermediaries or their agents. As Computershare has no direct access to Intermediary records, Computershare is unable to reconcile the details of non-objecting beneficial ownership as provided to us with the details of intermediary positions within the records of the Canadian Depository for Securities. In some cases, insufficient shares may be held within intermediary positions at the Depository as at record date to support the shares represented by voting instruction forms received directly from non-objecting beneficial holders or returned to us by third parties. In these cases, overvoting rules are applied as directed by the Chair.

In addition, acting on the instructions of the Chair of the meeting, we may have included in our report on attendance, the details of beneficial holders attending in person, whose ownership we cannot directly confirm or verify but which may be supported by documentation such as a voting instruction form supplied by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the instructions from the Chair, delivery of which to Computershare is hereby acknowledged by the recipient of this report, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.

Exhibit 99.2

Zymeworks Announces Results of Special Meeting

VANCOUVER, British Columbia & SEATTLE – October 7, 2022 — Zymeworks Inc. (“Zymeworks” or the “Company”) (NYSE: ZYME), a clinical-stage biopharmaceutical company developing multifunctional biotherapeutics, is pleased to announce that the Company’s securityholders have approved its plan to become a Delaware corporation (the “Redomicile”) at the special meeting of Zymeworks securityholders (the “Special Meeting”) held in Vancouver, BC, on October 7, 2022.

At the Special Meeting, a total of 30,955,015 Zymeworks common shares were present in person or by proxy, representing approximately 50.17% of the Zymeworks common shares issued and outstanding and entitled to vote at the Special Meeting as of the record date of August 24, 2022 (the “Record Date”), and a total of 36,496,322 Zymeworks common shares, warrants and incentive awards were present in person or by proxy, representing approximately 48.91% of the Zymeworks common shares, warrants and incentive awards issued and outstanding and entitled to vote at the Special Meeting as of the Record Date.

The results of the vote were as follows:

	# Votes For	% Votes For	# Votes Against	% Votes Against	# Votes Abstain	% Votes Abstain
Zymeworks shareholders, warrantholders and incentive award holders, voting together as a single class	34,612,420	94.84%	1,830,919	5.02%	52,983	0.14%
Zymeworks shareholders, voting separately	29,073,873	93.92%	1,828,159	5.91%	52,983	0.17%

“We wish to thank our securityholders for their ongoing support and strong endorsement of this plan,” said Kenneth Galbraith, Chair and CEO of Zymeworks. “Today’s result is an important step in our corporate development that we believe will facilitate an expanded investor base for Zymeworks, as well as simplify commercialization efforts and monetization opportunities for zanidatamab, zanidatamab zovodotin and our future product candidates.”

Additional details of the results of the Special Meeting will be filed under the Company’s profile on SEDAR at www.sedar.com. The Company intends to file a Current Report on Form 8-K within four business days of the meeting date reporting the results of the Special Meeting.

Advisors

Kingsdale Advisors acted as strategic securityholder advisor, proxy solicitation agent, information agent and communications advisor to the Company.

Important Information for Investors and Securityholders

This press release is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed Redomicile, Zymeworks has caused its subsidiary Zymeworks Delaware Inc., a Delaware corporation (“New Zymeworks”), to file a registration statement on Form S-4, which includes New Zymeworks’ prospectus as well as Zymeworks’ proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and the appropriate Canadian securities regulatory authorities. Zymeworks has mailed the Proxy Statement/Prospectus to its shareholders and holders of its warrants and outstanding equity awards in connection with the proposed Redomicile. INVESTORS AND SECURITYHOLDERS OF ZYMEWORKS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ZYMEWORKS, NEW ZYMEWORKS, THE REDOMICILE, AND RELATED MATTERS. Investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Zymeworks or New Zymeworks through the website maintained by the SEC at www.sec.gov (“EDGAR”). Investors and securityholders are also able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with Canadian securities regulatory authorities by Zymeworks, through the website maintained by the Canadian Securities Administrators at www.sedar.com (“SEDAR”). In addition, investors and securityholders are able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Zymeworks’ website at www.zymeworks.com or by contacting Zymeworks’ corporate secretary.

Participants in the Solicitation

Zymeworks and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed Redomicile. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Zymeworks in connection with the proposed Redomicile, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Zymeworks’ directors and executive officers is also included in Zymeworks’ Amendment No. 1 to the Annual Report on Form 10-K/A, which was filed with the SEC and Canadian securities regulatory authorities on May 2, 2022. This document is available free of charge as described above.

About Zymeworks Inc.

Zymeworks is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of next-generation multifunctional biotherapeutics. Zymeworks’ suite of therapeutic platforms and its fully integrated drug development engine enable precise engineering of highly differentiated product candidates. Zymeworks’ lead clinical candidate, zanidatamab, is a novel Azymetric™ HER2-targeted bispecific antibody currently being evaluated in multiple Phase 1, Phase 2, and pivotal clinical trials globally as a targeted treatment option for patients with solid tumors that express HER2. Zymeworks’ second clinical candidate, zanidatamab zovodotin (ZW49), is a novel bispecific HER2 -targeted antibody-drug conjugate currently in Phase 1 clinical development and combines the unique design and antibody framework of zanidatamab with Zymeworks’ proprietary ZymeLink™ linker and cytotoxin. Zymeworks is also advancing a deep preclinical pipeline in oncology (including immuno-oncology agents) and other therapeutic areas. In addition, its therapeutic platforms are being leveraged through strategic partnerships with global biopharmaceutical companies. For more information on our ongoing clinical trials visit www.zymeworksclinicaltrials.com. For additional information about Zymeworks, visit www.zymeworks.com and follow @ZymeworksInc on Twitter.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” or information within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include, but are not limited to, statements that relate to expected benefits of the Redomicile; opportunities to enhance long-term value for securityholders as a U.S. corporation; opportunities to expand the institutional investor base; ability to commercialize its products in the United States; and other information that is not historical information. When used herein, words such as “intends”, “believes”, “propose”, “will”, “future”, “may”, “anticipates”, “plans”, “potential”, and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Zymeworks’ current expectations and various assumptions. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various factors, including, without limitation: the impact of the COVID-19 pandemic on Zymeworks’ business, research and clinical development plans and timelines and results of operations, including impact on its clinical trial sites, collaborators, and contractors who act for or on Zymeworks’ behalf, may be more severe and more prolonged than currently anticipated; the ability to receive, in a timely manner and on satisfactory terms, the required stock exchange and court approvals; and assumptions in corporate guidance. Risks and uncertainties include, but are not limited to: the anticipated benefits of the Redomicile may not be achieved; the receipt of stock exchange and court approvals and satisfaction of other conditions in connection with the Redomicile may not be obtained; the anticipated tax consequences and impact of the Redomicile to Zymeworks securityholders, Zymeworks and New Zymeworks may not materialize; risks relating to New Zymeworks following the Redomicile, including triggering provisions in certain agreements that require consent or may result in termination; publicity resulting from the Redomicile and impacts to the company’s business and share price; risks that the description of the transactions in external communications may not properly reflect the underlying legal and tax principles of the Redomicile; the benefits of being a U.S. corporation on efforts to commercialize zanidatamab, zanidatamab zovodotin or other future product candidates may not be realized; changes in or interpretation of laws or regulations may prevent the realization of anticipated benefits from the Redomicile; risks associated with existing or potential lawsuits and regulatory actions; the impact of disputes arising with partners; and other risks and uncertainties as described in Zymeworks’ Annual Report on Form 10-K, as amended, and Quarterly Report on Form 10-Q and as described from time to time in Zymeworks’ other periodic filings as filed on SEDAR and EDGAR.

Although Zymeworks believes that such forward-looking statements are reasonable, there can be no assurance they will prove to be correct. Investors should not place undue reliance on forward-looking statements. The above assumptions, risks and uncertainties are not exhaustive. Forward-looking statements are made as of the date hereof and, except as may be required by law, Zymeworks undertakes no obligation to update, republish, or revise any forward-looking statements to reflect new information, future events or circumstances or to reflect the occurrences of unanticipated events.

Investor inquiries:

Jack Spinks

(604) 678-1388

ir@zymeworks.com

Media inquiries:

Diana Papove

(604) 678-1388

media@zymeworks.com